EXHIBIT 99.1

RISK FACTORS

This Annual Report on Form 10-K includes various forward-looking statements about the Company that are subject to risks and uncertainties. Forward-looking statements include information concerning future results of operations, and business strategy. Also, statements that contain words such as “believes,” “expects,” “anticipates,” “intends,” “estimated” or similar expressions are forward-looking statements. We have based these forward looking statements on our current expectations and projections about future events. While we believe these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including the following factors. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report on Form 10-K might not occur.

Risks relating to our business and industry

The pizza category is highly competitive, and such competition could adversely affect our operating results.

We compete in the United States against two national chains, as well as many regional and local businesses. We could experience increased competition from existing or new companies in the pizza category, which could create increasing pressures to grow our business in order to maintain our market share. If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for our products, reduced margins, the inability to take advantage of new business opportunities and the loss of market share, all of which would have an adverse effect on our operating results.

We also compete on a broader scale with quick service and other international, national, regional and local restaurants. The overall food service market and the quick service restaurant sector are intensely competitive with respect to food quality, price, service, convenience and concept, and are often affected by changes in:

•  consumer tastes;

•  national, regional or local economic conditions;

•  disposable purchasing power;

•  demographic trends; and

•  currency fluctuations to the extent international operations are involved.

We compete within the food service market and the quick service restaurant sector not only for customers, but also for management and hourly employees, suitable real estate sites and qualified franchisees. Our domestic distribution segment is also subject to competition from outside suppliers. If other suppliers, who meet our qualification standards, were to offer lower prices or better service to our franchisees for their ingredients and supplies and, as a result, our franchisees chose not to purchase from our domestic distribution centers, our financial condition, business and results of operations would be adversely affected.

If we fail to successfully implement our growth strategy, which includes opening new domestic and international stores, our ability to increase our revenues and operating profits could be adversely affected.

A significant component of our growth strategy is opening new domestic and international franchise stores. We and our franchisees face many challenges in opening new stores, including, among others:

•  selection and availability of suitable store locations;

•  negotiation of acceptable lease or financing terms;

•  securing required domestic or foreign governmental permits and approvals; and

•  employment and training of qualified personnel.

The opening of additional franchise stores also depends, in part, upon the availability of prospective franchisees who meet our criteria. Our failure to add a significant number of new stores would adversely affect our ability to increase revenues and operating income.

We are currently planning to expand our international operations in markets where we currently operate and in selected new markets. This may require considerable management time as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may by affected by local economic and market conditions. Therefore, as we expand internationally, we may not experience the operating margins we expect, our results of operations may be negatively impacted and our common stock price may decline.

We may also pursue strategic acquisitions as part of our business. If we are able to identify acquisition candidates, such acquisitions may be financed, to the extent permitted under our debt agreements, with substantial debt or with potentially dilutive issuances of equity securities.

The food service market is affected by consumer preferences and perceptions. Changes in these preferences and perceptions may lessen the demand for our products, which would reduce sales and harm our business.

Food service businesses are affected by changes in consumer tastes, national, regional and local economic conditions, and demographic trends. For instance, if prevailing health or dietary preferences cause consumers to avoid pizza and other products we offer in favor of foods that are perceived as more healthy, our business and operating results would be harmed. Moreover, because we are primarily dependent on a single product, if consumer demand for pizza should decrease, our business would suffer more than if we had a more diversified menu, as many other food service businesses do.

Increases in food, labor and other costs could adversely affect our profitability and operating results.

An increase in our operating costs could adversely affect our profitability. Factors such as inflation, increased food costs, increased labor and employee benefit costs and increased energy costs may adversely affect our operating costs. Most of the factors affecting costs are beyond our control and, in many cases, we may not be able to pass along these increased costs to our customers or franchisees. Most ingredients used in our pizza, particularly cheese, are subject to significant price fluctuations as a result of seasonality, weather, demand and other factors. The cheese block price per pound averaged $1.64 in 2004 and the estimated increase in company-owned store food costs from a hypothetical $0.25 adverse change in the average cheese block price per pound would have been approximately $3.8 million in 2004. Labor costs are largely a function of the minimum wage for a majority of our store and distribution center personnel and, generally, are a function of the availability of labor. Food, including cheese costs, and labor represent approximately 45% to 60% of a typical company-owned store’s cost of sales.

Our substantial indebtedness could adversely affect our business and limit our ability to plan for or respond to changes in our business.

In connection with our 1998 and 2003 recapitalizations, we incurred a significant amount of indebtedness and we are currently highly leveraged. As of January 2, 2005, our consolidated long-term indebtedness was $780.7 million. Our substantial indebtedness and the fact that a large portion of our cash flow from operations must be used to make principal and interest payments on our indebtedness could have important consequences to you. For example, they could:

•  make it more difficult for us to satisfy our obligations with respect to our debt agreements;

•  increase our vulnerability to general adverse economic and industry conditions;

•  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes;

•  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate thereby placing us at a competitive disadvantage compared to our competitors that may have less debt;

•  limit, by the financial and other restrictive covenants in our debt agreements, our ability to borrow additional funds; and

•  have a material adverse effect on us if we fail to comply with the covenants in our debt agreements, because such failure could result in an event of default which, if not cured or waived, could result in a substantial amount of our indebtedness becoming immediately due and payable.

In addition, our senior secured credit facility and the indenture governing Domino’s, Inc.’s senior subordinated notes permit us to incur substantial additional indebtedness in the future, including up to an additional $125.0 million under our revolving credit facility. As of January 2, 2005, we had $125.0 million available to us for additional borrowing under the revolving credit facility portion of our senior secured credit facility (excluding outstanding letters of credit of $25.5 million). If new indebtedness is added to our and our subsidiaries’ current debt levels, the risks described above would intensify.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which would adversely affect our financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, if currently anticipated cost savings and operating improvements are not realized on schedule, in the amounts projected or at all, or if future borrowings are not available to us under our senior secured credit facility in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, our financial condition and results of operations may be adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.

We may be unable to generate sufficient cash flow to pay quarterly dividends on our common stock.

Our ability to pay a quarterly dividend on our common stock will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, or if currently anticipated cost savings and operating improvements are not realized on schedule, in the amounts projected or at all, or if we are not in compliance with the terms of our debt agreements we may be unable to pay a quarterly dividend on our common stock.

The terms of the Domino’s, Inc. senior secured credit facility and senior subordinated notes have restrictive terms and our failure to comply with any of these terms could put us in default, which would have an adverse effect on our business and prospects.

The senior secured credit facility and the indenture governing the senior subordinated notes, in each case where our wholly-owned subsidiary Domino’s, Inc. is the borrower, contain a number of significant covenants. These covenants limit Domino’s, Inc.’s ability and the ability of Domino’s, Inc.’s restricted subsidiaries to, among other things:

•  incur additional indebtedness and issue restricted subsidiary preferred stock;

•  make capital expenditures and other investments;

•  merge, consolidate or dispose of our assets or the capital stock or assets of any restricted subsidiary;

•  pay dividends, make distributions or redeem capital stock;

•  change our line of business;

•  enter into transactions with our affiliates; and

•  grant liens on our assets or the assets of our restricted subsidiaries.

The senior secured credit facility also requires us to maintain specified financial ratios and satisfy financial condition tests at the end of each fiscal quarter. These restrictions could affect our ability to pay dividends. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not meet those tests. A breach of any of these covenants could result in a default under the senior secured credit facility. If the banks accelerate amounts owing under the senior secured credit facility because of a default under the senior secured credit facility and we are unable to pay such amounts, the banks have the right to foreclose on substantially all of our assets.

Upon the occurrence of specific kinds of change of control events, Domino’s, Inc. must offer to repurchase all of its outstanding senior subordinated notes. It is possible, however, that we will not have sufficient funds at the time of the change of control to make the required repurchase of the senior subordinated notes or that restrictions in the senior secured credit facility will not allow such repurchase. The occurrence of some of the events that would constitute a change of control under the indenture would also constitute a default under the senior secured credit facility. Moreover, the exercise by the holders of the senior subordinated notes of their right to require Domino’s, Inc. to repurchase the senior subordinated notes could cause a default under such senior indebtedness, even if the change of control itself does not, due to the financial effect on us of such repurchase. A default under the indenture or the senior secured credit facility may have a material adverse effect on our business, financial condition and results of operations.

We do not have long-term contracts with many of our suppliers, and as a result they could seek to significantly increase prices or fail to deliver.

We typically do not have written contracts or long-term arrangements with our suppliers. Although in the past we have not experienced significant problems with our suppliers, our suppliers may implement significant price increases or may not meet our requirements in a timely fashion, if at all. The occurrence of any of the foregoing could have a material adverse effect on our results of operations.

Shortages or interruptions in the supply or delivery of fresh food products could adversely affect our operating results.

We and our franchisees are dependent on frequent deliveries of fresh food products that meet our specifications. Shortages or interruptions in the supply of fresh food products caused by unanticipated demand, problems in production or distribution, inclement weather or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Any prolonged disruption in the operations of any of our dough manufacturing and distribution centers could harm our business.

We operate 18 regional dough manufacturing and distribution centers in the contiguous United States and dough manufacturing and distribution centers in Alaska, Hawaii, Canada, the Netherlands and France. Our domestic dough manufacturing and distribution centers service all of our company-owned stores and approximately 98% of our domestic franchise stores. As a result, any prolonged disruption in the operations of any of these facilities, whether due to technical or labor difficulties, destruction or damage to the facility, real estate issues or other reasons, could adversely affect our business and operating results.

We face risks of litigation from customers, franchisees, employees and others in the ordinary course of business, which diverts our financial and management resources. Any adverse litigation or publicity may negatively impact our financial condition and results of operations.

Claims of illness or injury relating to food quality or food handling are common in the food service industry. In addition, class action lawsuits have been filed, and may continue to be filed, against various quick service restaurants alleging, among other things, that quick service restaurants have failed to disclose the health risks associated with high-fat foods and that quick service restaurant marketing practices have encouraged obesity. In addition to decreasing our sales and profitability and diverting our management resources, adverse publicity or a substantial judgment against us could negatively impact our financial condition, results of operations and brand reputation, hindering our ability to attract and retain franchisees and grow our business.

Further, we may be subject to employee, franchisee and other claims in the future based on, among other things, discrimination, harassment, wrongful termination and wage, rest break and meal break issues, including those relating to overtime compensation. We have been subject to these types of claims in the past, and we are currently subject to a purported class action claim of this type in California relating to rest break and meal break compensation, and if one or more of these claims were to be successful or if there is a significant increase in the number of these claims, our business, financial condition and operating results could be harmed.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success in the highly competitive business of pizza delivery will continue to depend to a significant extent on our leadership team and other key management personnel. Other than with our chairman and chief executive officer, David A. Brandon, we do not have long-term employment agreements with any of our executive officers. As a result, we may not be able to retain our executive officers and key personnel or attract additional qualified management. Our success also will continue to depend on our ability to attract and retain qualified personnel to operate our stores, dough manufacturing and distribution centers and international operations. The loss of these employees or our inability to recruit and retain qualified personnel could have a material adverse effect on our operating results.

Our international operations subject us to additional risks, which risks and costs may differ in each country in which we do business, and may cause our profitability to decline due to increased costs.

We conduct a portion of our business outside the United States. Our financial condition and results of operations may be adversely affected if global markets in which our company-owned and franchise stores compete are affected by changes in political, economic or other factors. These factors, over which neither we nor our franchisees have control, may include:

•  recessionary or expansive trends in international markets;

•  changing labor conditions and difficulties in staffing and managing our foreign operations;

•  increases in the taxes we pay and other changes in applicable tax laws;

•  legal and regulatory changes and the burdens and costs of our compliance with a variety of foreign laws;

•  changes in inflation rates;

•  changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds;

•  difficulty in collecting our royalties and longer payment cycles;

•  expropriation of private enterprises;

•  political and economic instability; and

•  other external factors.

Fluctuations in the value of the U.S. dollar in relation to other currencies may lead to lower revenues and earnings.

Exchange rate fluctuations could have an adverse effect on our results of operations. Approximately 6.4% in 2002, 7.2% in 2003 and 8.1% in 2004 were derived from our international segment, a majority of which were denominated in foreign currencies. Sales made by our stores outside the United States are denominated in the currency of the country in which the store is located, and this currency could become less valuable prior to conversion to U.S. dollars as a result of exchange rate fluctuations. Unfavorable currency fluctuations could lead to increased prices to customers outside the United States or lower profitability to our franchisees outside the United States, or could result in lower revenues for us, on a U.S. dollar basis, from such customers and franchisees.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.

We depend in large part on our brand and branded products and believe that they are very important to our business. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar intellectual property rights to protect our brand and branded products. The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We have registered certain trademarks and have other trademark registrations pending in the United States and foreign jurisdictions. Not all of the trademarks that we currently use have been registered in all of the countries in which we do business, and they may never be registered in all of these countries. We may not be able to adequately protect our trademarks, and our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition. All of the steps we have taken to protect our intellectual property in the United States and in foreign countries may not be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Further, through acquisitions of third parties, we may acquire brands and related trademarks that are subject to the same risks as the brands and trademarks we currently own.

We may from time to time be required to institute litigation to enforce our trademarks or other intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and prospects regardless of whether we are able to successfully enforce our rights.

Our earnings and business growth strategy depends on the success of our franchisees, and we may be harmed by actions taken by our franchisees that are outside of our control.

A significant portion of our earnings comes from royalties generated by our franchise stores. Franchisees are independent operators, and their employees are not our employees. We provide limited training and support to franchisees, but the quality of franchise store operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. If they do not, our image and reputation may suffer, and revenues could decline. While we try to ensure that our franchisees maintain the quality of our brand and branded products, our franchisees may take actions that adversely affect the value of our intellectual property or reputation. As of January 2, 2005, we had 1,300 domestic franchisees operating over 4,400 domestic stores. Four of these franchisees each operate over 50 domestic stores, including our largest domestic franchisee who operates 153 stores, and the average franchisee operates three stores. In addition, our international master franchisees are generally responsible for the development of significantly more stores than our domestic franchisees. As a result, our international operations are more closely tied to the success of a smaller number of franchisees than our domestic operations. Our largest international master franchisee operates 526 stores, which accounts for approximately 19% of our total international store count. Our domestic and international franchisees may not operate their franchises successfully. If one or more of our key franchisees were to become insolvent or otherwise were unable or unwilling to pay us our royalties, our business and results of operations would be adversely affected.

We are subject to extensive government regulation, and our failure to comply with existing or increased regulations could adversely affect our business and operating results.

We are subject to numerous federal, state, local and foreign laws and regulations, including those relating to:

•  the preparation and sale of food;

•  building and zoning requirements;

•  environmental protection;

•  minimum wage, overtime and other labor requirements;

•  compliance with the Americans with Disabilities Act; and

•  working and safety conditions.

We may become subject to legislation or regulation seeking to tax and/or regulate high-fat foods. If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions. In addition, our capital expenditures could increase due to remediation measures that may be required if we are found to be noncompliant with any of these laws or regulations.

We are also subject to a Federal Trade Commission rule and to various state and foreign laws that govern the offer and sale of franchises. Additionally, these laws regulate various aspects of the franchise relationship, including terminations and the refusal to renew franchises. The failure to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales, fines or other penalties or require us to make offers of rescission or restitution, any of which could adversely affect our business and operating results.

Our current insurance coverage may not be adequate, and insurance premiums for such coverage may increase and we may not be able to obtain insurance at acceptable rates, or at all.

We are partially self-insured for workers’ compensation, general liability and owned and non-owned automobile liabilities. We are generally responsible for up to $1.0 million per occurrence under these retention programs for workers’ compensation and general liability. We are also generally responsible for between $500,000 and $3.0 million per occurrence under these retention programs for owned and non-owned automobile liabilities. Total insurance limits under these retention programs vary depending upon the period covered and range up to $108.0 million per occurrence for general liability and owned and non-owned automobile liabilities and up to the applicable statutory limits for workers’ compensation. These insurance policies may not be adequate to protect us from liabilities that we incur in our business. In addition, in the future our insurance premiums may increase and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any such inadequacy of, or inability to obtain, insurance coverage could have a material adverse effect on our business, financial condition and results of operations. We are not required to, and do not, specifically set aside funds for our self-insurance programs.

Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control, and if we fail to meet the expectations of securities analysts or investors, our share price may decline significantly.

Our sales and operating results can vary significantly from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include:

•  variations in the timing and volume of our sales and our franchisees’ sales;

•  the timing of expenditures in anticipation of future sales;

•  sales promotions by us and our competitors;

•  changes in competitive and economic conditions generally;

•  changes in the cost or availability of our ingredients or labor; and

•  foreign currency exposure.

As a result, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products. We anticipate that fluctuations in operating results will continue in the future.

Our current principal stockholders have significant influence over us, and they could delay, deter or prevent a change of control or other business combination or otherwise cause us to take action with which you may disagree.

Investment funds affiliated with Bain Capital, LLC together beneficially own approximately 45% of our outstanding common stock. In addition, two of our directors are representatives of investment funds affiliated with Bain Capital, LLC. As a result, these investment funds affiliated with Bain Capital, LLC have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.

Our common stock price could be subject to significant fluctuations and/or may decline.

The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

•  variations in our operating results;

•  changes in revenues or earnings estimates or publication of research reports by analysts;

•  speculation in the press or investment community;

•  strategic actions by us or our competitors, such as sales promotions, acquisitions or restructurings;

•  actions by institutional and other stockholders;

•  changes in our dividend policy;

•  changes in the market values of public companies that operate in our business segments;

•  general market conditions; and

•  domestic and international economic factors unrelated to our performance.

The stock markets in general have recently experienced volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline.